Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-223089-02

ALLERGAN FUNDING SCS

Pricing Term Sheet

Offering of

€500,000,000 1.500% Notes due 2023

€500,000,000 2.625% Notes due 2028

€700,000,000 Floating Rate Notes due 2020

(the “Notes Offering”)

This pricing term sheet relates only to the Notes Offering and should be read together with the preliminary prospectus supplement dated November 8, 2018 relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement”), the accompanying prospectus dated February 16, 2018 and the documents incorporated and deemed to be incorporated by reference therein. Certain capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Notes Preliminary Prospectus Supplement.

Issuer:	Allergan Funding SCS, a common limited partnership (société en commandite simple) organized under the laws of the Grand Duchy of Luxembourg, having its registered office at 46A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B187.310

Gross Proceeds to Issuer:	€1,697,360,000

Guarantees:	Warner Chilcott Limited, Allergan Capital S.à r.l. and Allergan Finance, LLC will jointly and severally, irrevocably and unconditionally guarantee the notes on an unsecured and unsubordinated basis

Aggregate Principal Amount Offered:

€500,000,000 aggregate principal amount of 1.500% notes due 2023 (the “2023 notes”)

€500,000,000 aggregate principal amount of 2.625% notes due 2028 (the “2028 notes”)

€700,000,000 aggregate principal amount of floating rate notes due 2020 (the “floating rate notes”)

(The 2023 notes and 2028 notes, together, the “fixed rate notes” and, the fixed rate notes and the floating rate notes, together, the “Notes”)

Listing:	The issuer intends to apply to list the notes on the New York Stock Exchange; there can be no assurance that any such application will be successful or that any such listing will be granted or maintained

Ranking:	General unsecured

Anticipated Ratings (Moody’s / S&P):*	Baa3 (Stable) / BBB (Stable)

Coupon:	2023 notes:	1.500%

	2028 notes:	2.625%

	Floating rate notes:	3-month EURIBOR plus 0.350% per annum

Maturity:	2023 notes:	November 15, 2023

	2028 notes:	November 15, 2028

	Floating rate notes:	November 15, 2020

Price to Public:	2023 notes:	99.628% of principal amount

	2028 notes:	99.844% of principal amount

	Floating rate notes:	100.000% of principal amount

Underwriting Discount:	2023 notes:	0.300% of principal amount

	2028 notes:	0.425% of principal amount

	Floating rate notes:	0.200% of principal amount

Yield to Maturity for Fixed Rate Notes:	2023 notes:	1.578%

	2028 notes:	2.643%

Spread to Benchmark Bund for Fixed Rate Notes:	2023 notes:	+172.2 basis points

	2028 notes:	+219 basis points

Benchmark Bund for Fixed Rate Notes:	2023 notes:	OBL 0% due October 13, 2023

	2028 notes:	DBR 0.25% due August 15, 2028

Benchmark Bund Yield for Fixed Rate Notes:	2023 notes:	-0.144%

	2028 notes:	0.453%

Spread to Mid-Swaps for Fixed Rate Notes:	2023 notes:	+120 basis points

	2028 notes:	+165 basis points

Mid-Swaps Yield for Fixed Rate Notes:	2023 notes:	0.378%

	2028 notes:	0.993%

Interest Payment Date:	2023 notes:	Annually on November 15 of each year, beginning November 15, 2019

	2028 notes:	Annually on November 15 of each year, beginning November 15, 2019

	Floating rate notes:	Quarterly on February 15, May 15, August 15 and November 15 of each year, beginning February 15, 2019

Record Date:	2023 notes:	On November 1 of each year

	2028 notes:	On November 1 of each year

	Floating rate notes:	15th calendar day immediately preceding any interest payment date (whether or not a business day)

Optional Redemption – Fixed Rate Notes Make-Whole Call:	2023 notes:	B+25 basis points prior to October 15, 2023

	2028 notes:	B+35 basis points prior to August 15, 2028

Optional Redemption – Fixed Rate Notes Par Call:	2023 notes:	On or after October 15, 2023 (1 month prior to the maturity date for the 2023 notes)

	2028 notes:	On or after August 15, 2028 (3 months prior to the maturity date for the 2028 notes)

Trade Date:	November 8, 2018

Settlement**:	November 15, 2018 (T+5)

CUSIP / ISIN:	2023 notes:	018489 AF1 / XS1909193150

	2028 notes:	018489 AG9 / XS1909193317

	Floating rate notes:	018489 AE4 / XS1909193077

Denominations:	€100,000 and increments of €1,000 in excess thereof

Joint Book-Running Managers:	Barclays Bank PLC Goldman Sachs & Co. LLC J.P. Morgan Securities plc Morgan Stanley & Co. International plc

Additional Joint Book-Running Managers:	BNP Paribas Citigroup Global Markets Limited HSBC Bank plc Merrill Lynch International Mizuho International plc MUFG Securities EMEA plc

Co-Managers:	DNB Markets SMBC Nikko Capital Markets Limited The Toronto-Dominion Bank Wells Fargo Securities International Limited

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next two business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document has been prepared as the Notes are not available to retail investors in the EEA.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Notes Offering will arrange to send you the prospectus and related prospectus supplement if you request it by calling (toll free): Barclays Bank PLC at 1-888-603-5847; Goldman Sachs & Co. LLC at (866) 471-2526; J.P. Morgan Securities plc collect at +44 207 134 2468; or Morgan Stanley & Co. International plc at +44 20 7677 7799.